

July 16, 2013

Via E-mail
O. B. Grayson Hall, Jr.
President and Chief Executive Officer
Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, AL 35203

>   **Re: Regions Financial Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed February 21, 2013**
>   **File No. 001-34034**

Dear Mr. Hall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 58

Intangible Assets, page 59

1.   We note your disclosure on page 60 that you determine the carrying value of equity for each reporting unit from an allocation based upon risk-weighted assets. Please address the following:

- Clarify in further detail the allocation methodology used to determine the carrying value of your reporting units. For example, tell us whether you are using an economic capital approach for this purpose.

- To the extent the total capital required to support the reporting units' activities is more or less than the total shareholders' equity of the company, please tell us how you account for any difference.
- Tell us the extent to which you review the capital allocations determined for each of your reporting units with your Board of Directors or your banking regulators.
- Tell us in more detail how you are able to ensure the way you derive the fair value of your reporting units is reflective of all of the assets and liabilities that you have determined make up the carrying value of the reporting units through your allocation of the carrying value based upon a risk-weighted asset approach. As part of your response, please address each of your fair value methodologies (discounted cash flows, guideline public company and guideline transaction method), separately.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Risk Management, page 100

2. We note that you have an independent risk assessment and reporting program and your Risk Committee receives management reports on risk quarterly. Please describe the process/structure for reporting breaches in your risk limits, including how the information flows up to the Risk Committee and if such breaches are reported to the Risk Committee other than through these quarterly reports.

Item 8. Financial Statements and Supplementary Data

Note 21. Fair Value Measurements, page 195

3. We note from your table on page 204 that loans, net of unearned income and allowance for loan losses, have a fair value of $64.0 billion compared to a carrying value of $70.6 billion which represents a 9.4% discount to the carrying value. We also note your disclosure on page 141 where you describe the fair value methodology used for the loans. Please address the following:
    - Tell us whether the fair values disclosed on page 204 and described as being based on an "exit price" concept are the same fair values determined for purposes of performing Step 2 of the goodwill impairment test. If not, please describe any differences between the methodologies.
    - In determining the fair value of your loan portfolio, you state that loans are categorized by loan type and credit quality. Please describe your process for stratifying loans into categories for fair value measurement and tell us the categories utilized in your methodology.
    - We note the discount applied to your loan portfolio based on your disclosures in your Fair Value Measurements footnote over the past few years has decreased from 15.8% in 2008, to 15.6% in 2009, to 10.4% in 2010, to 11% in 2011, and to 9.4% in 2012. Please tell us the factors you consider in the market in order to

make this adjustment. Additionally, tell us how you ensure the discount applied is consistent with how an investor would price these portfolios.

- Tell us the discount rate used for estimating these loan values and tell us the elements included within the discount rate. Specifically, tell us whether the discount rate includes adjustments for credit, liquidity and other factors, or whether these factors are adjusted based on an on-top adjustment. As part of your response, describe the market information used to determine these factors and tell us the extent to which you differentiate the factors considered by attribute of the portfolio.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Annual Cash Incentive Payments, page 41

4. Please provide more detail regarding the "discretion" the Committee applied toward your performance metrics. Describe the factors considered and the adjustments made that ultimately led to a determination that you achieved a level of performance equal to 140% of your 2012 targets.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Dunn at (202) 551-3724 or Stephanie Ciboroski at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director